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SECURITIE ... ON

08032089

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8 - 36987

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rochdale Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Ave, 8th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Flavio Rausei (212) 588-3481
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name -- if individual, state last, first, middle name)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

JUL 02 2008

Washington, DC 101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PROCESSED
JUL 14 2008 SA
THOMSON REUTERS

OATH OR AFFIRMATION

I, Flavio Rausei, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rochdale Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

Notary Public

LAWRENCE WEINER
Notary Public, State of New York
No. 01WE4616316
Qualified in New York County
Commission Expires Oct 1, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2007

NET CAPITAL		
Total members' equity	$	8,426,280
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital	$	8,426,280
Additions: none		
Deductions:		
Receivables from clients	$	1,681,667
Furniture, equipment and improvements, net		130,582
Security deposits		134,770
Other non-allowable assets		1,245,598
Total deductions	$	3,192,617
Net capital before haircuts on securities positions	$	5,233,663
Haircuts on securities:		
Other securities (money market funds and common stocks)		(87,923)
Net capital	$	5,145,740
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	7,878,587
Total aggregate indebtedness	$	7,878,587
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	525,239
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	250,000
Net capital requirement (greater of (A) or (B))	$	525,239
Excess net capital	$	4,620,501
Excess net capital at 1000%	$	4,357,881
Ratio: Aggregate indebtedness to net capital		1.53 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2007)		
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	5,628,394
Non-allowable receivables from clients and brokers or dealers originally included as allowable		(633,402)
Year end adjustments - primarily income taxes		150,748
Net capital per above	$	5,145,740

The accompanying notes are an integral part of the financial statements.

WMK&G
Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

To the Members of
Rochdale Securities LLC

In planning and performing our audit of the financial statements of Rochdale Securities LLC as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered Rochdale Securities LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, the Members, others within the organization, and regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 7, 2008

END

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com